UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     FORM 10-SB

       GENERAL FORM FOR REGISTRATION OF SECURITIES
          Pursuant to Section 12(b) or 12(g)
         of The Securities Exchange Act of 1934

            ANDERSON COMPUTERS/TIDALWAVE CORP.
   (Exact name of Registrant as Specified in its Charter)

     Florida                             65-0693777
(State or other jurisdiction of          (IRS Employer
 incorporation or organization)          Identification No.)

1831 N.E. 45th Street, Fort Lauderdale, Florida     33308
(Address of Principal                             (Zip Code)
 Executive Offices)

                     (954) 255-6753
      (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the
Act:       None

Securities to be registered pursuant to Section 12(g) of the
Act:       Common Stock, par value $.001 per share
                   (Title of Class)

FORM 10 REPORT INDEX

Item No.                                          Page No.

Item 1.    Description of Business...................... 1
Item 2     Management's Discussion and Analysis
           or Plan of Operation..........................4
Item 3.    Description of Property.......................5
Item 4.    Security Ownership of Certain Beneficial
           Owners and Management.........................6
Item 5.    Directors, Executive Officers, Promoters and
           Control Persons...............................7
Item 6.    Executive Compensation........................9
Item 7.    Certain Relationships and Related
           Transactions..................................10
Item 8.    Legal Proceedings.............................11
Item 9.    Market for Common Equity and Related
           Stockholder Matters...........................11
Item 10.   Recent Sales of Unregistered Securities.......12
Item 11.   Description of Securities.....................14
Item 12.   Indemnification of Directors and Officers.....15
Item 13.   Financial Statements..........................16
Item 14.   Changes In and Disagreements With Accountants
           on Accounting and Financial Disclosure........16
Item 15.   Financial Statements and Exhibits.............17
Item 1.  Description of Business

THE COMPANY

Anderson Computers/Tidalwave Corp., a Florida Corporation (hereinafter the "Company") was incorporated on April 17, 1996. It was initially organized for the purpose of acquiring all of the outstanding and issued stock or assets, or significant portions, of several companies which have products or services that use the Internet as a vehicle for profit. The Company's strategy is based on the fact that the Internet marketplace is growing at a rapid pace and the timing is right to purchase companies that are currently engaged in the business of manufacturing and marketing of Internet products.

Business of the Company

Present Business

The Company has been involved with the business of providing technical, developmental, management and business related services and products which combine state of the art techniques related to design, development, marketing and implementing computer equipment and/or related products and/or services.

The Company has been in the business of supplying and furnishing: (1) the services of technical and specialized personnel; and (2) equipment, instruments, devices, appliances, and parts in connection with all related forms whether mechanical, electrical or otherwise including products under development.

The Company is a reseller of customized state of the art computers at low prices on the Internet. However, it does not intend to remain in this market. Customers can build and order their own customized computers online using state of the art interactive e-commerce technology. The Company introduced its own line of personal computers under the brand name "Tidalwave". These are top quality, affordable, pre-assembled computers built to meet the needs of individuals, families, schools and businesses. Tidalwave Computers are priced to meet everyone's budget requirements, yet powerful enough to run all IBM compatible software applications on the market, including Internet access and browser software. Tidalwave PC's capitalize on the following technologies: inexpensive, top quality, pentium microprocessors, hottest brand name components, PC centric operating systems, mini-tower and software and multimedia applications.

The Company is involved in the sales of mini-towers systems and notebook computers such as AST, Digital, NEC, Tidalwave and Toshiba. In addition, the Company sells all major brands of computer monitors and printers as well as palm pilots. The Company also offers Internet services through its joint venture with the Virginia based company, Cyberlink.com Corp.

Future Business

The Company believes that the Internet industry is prime for consolidation derived through a series of mergers and acquisitions of companies that can benefit each other by taking advantage of their exclusive markets, increasing marketshare and combining them to eliminate duplication of management, marketing, advertising and overall financial responsibilities.

There has been an explosion of Internet companies in the last decade. Most of these companies, including several currently "hot" ones (i.e. Yahoo, etc.) are owned or operated by technical enthusiasts with little or no experience in developing a business. However, these entrepreneurs possess the needed talent of being creative in an industry that incorporated a high degree of creativity. The Company intends to bring in senior management who have the skills to succeed and build competitive strength.

The Internet industry is highly fragmented with few clear winners as of yet. The barriers to entry have historically been very low. As the industry grows from infancy to an advanced state, the Company believes more companies are beginning to refocus their corporate strategies, which has resulted in developing and running companies in increasingly competitive arenas.

Through both stock swaps and private placements, the Company will have the ability to provide the companies they acquire with the capital necessary and more opportunity to buy within the industry.

Although the Internet market has seen considerable growth, it is still a relatively new market with many of the companies lacking financial sophistication. This apparent lack of financial sophistication in a highly competitive industry suggests that many companies may lack the financial resources to fully capitalize on industry growth. These opportunities exist for several reasons including successful companies with strong brand name recognition but without financial strength; established companies with innovative products but lacking respectable networks of distribution or marketing; and suboptimally managed well-known companies. Many companies in the Internet industry are highly specific and/or niche products. The Company believes that through a mixture of high-tech and wholesale distribution companies, the Company will be better positioned to survive any period of difficulty brought on by adverse stock market conditions.

The Company's senior management believes that they are creating a unique company that is suited to meet with the future of Internet industry consolidation via marketing and distribution through various media mediums including cyberspace and satellite communications. With this ability, the Company intends to become a major influence in the Internet industry into the new millennium.

Competition

There are many competitors entering and established in the Internet related industry. Although the Company believes it will be able to establish and maintain a sizable market niche, competitors with greater financial and human resources than the Company can enter the Company's market with products and services similar or identical to those of the Company.

Item 2.   Management's Discussion and Analysis or Plan of
          Operation

                           Fiscal Year            Fiscal Year
                           End 3/31/99            End 3/31/98
Gross Revenues             $7,526                 $44,360
Cost of Revenues            5,352                  41,678
Gross Profit                2,174                   2,682
Selling &
Administration            382,343                  46,360
Depreciation                -0-                     -0-
Income (Loss) from
Operations               (380,169)                (43,678)
Other Income
(Interest)                  2,250                     317
Net (Loss) Income       ($377,919)               ($43,361)

Gross Revenues

Sales decreased $36,834 or 83% from fiscal year ended March
31, 1999 as a result of the Company placing a greater effort towards seeking acquisitions for financing and future expansion.

Selling and Administration

Selling and administration expenses increased by $355,983 or 725% from fiscal year ended March 31, 1998. This increase was primarily due from 1) hiring a marketing and public relations company to increase exposure to public markets and 2) hiring a finance and management consultant to seek investors and potential acquisitions as well as provide assistance in financial and management matters.
Liquidity and Working Capital Deficiency Subsequent to fiscal year ended March 31, 1999, the Company entered into agreements with a company to sell its "Tidalwave" brand computers and with a company to offer numerous Internetservices that will greatly expand the Company's Internet presence. The Company is projecting increased sales as a result of these agreements. In addition, the Company is actively seeking investors for additional funds through stock sales and seeking acquisitions for financing and future expansion.

Item 3.  Description of Property

The Company presently shares office space with a company owned by a stockholder located at 1831 NE 45th Street, Fort
Lauderdale, Florida 33308. The office is exclusively executive offices for businesses. No rent is being charged to the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 14, 1999 regarding the beneficial ownership of all of the Company's outstanding common stock, par value $.001 per share (the "Common Stock"), including such ownership by:
(i) each of the stockholders of the Company who own more than five (5%) percent of the outstanding shares of Common Stock; (ii) each director of the Company; and (iii) all directors and executive officers of the Company as a group. As of May 14, 1999, there were 21,710,398 shares of Common Stock outstanding.


Name and Address of
Beneficial Owner (1)       Amount and Nature of       Percent of Class
                           Beneficial Ownership (2)
Internet TV Connector
Corp.                      4,444,736 Common Shares    20.47% Common Shares
Leon Kline                 736,800 Common Shares       3.39% Common Shares
Eric and Barbara
Anderson                   1,000,000 Common Shares;    4.61% Common Shares
All directors and
executive officers as a
group (2 persons)          1,736,800 Common shares     7.99% Common Shares


(1)The address of each person and entity named in the above table is c/o the Company, 1831 NE 45th Street, Fort
Lauderdale, Florida 33308.

(2)The persons and entities named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each.

Item 5.  Directors, Executive Officers, Promoters and
         Control Persons

Directors, Executive Officers, Promoters and Control Persons of the Company and their ages are as follows:

Name                    Age               Position
----------------                          -------------------------------------
Leon Kline              27                President, Treasurer, Chief Executive
                                          Officer and Director
Barbara Anderson        53                Vice President/Secretary/Director

All officers and directors listed above will remain in office until the next annual meeting of the stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive Officer serves at the discretion of the Board of Directors. The Company does not have any standing committees. The Board of Directors may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.

None of the Officers and/or Directors of the Company have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

The business experience of each of the persons listed above during the past five (5) years is as follows:

1. Leon Kline has been President and Chief Executive Officer of the Company since April 1996. He is responsible for all day to day business operations , including dealing one on one with customers, distributors, manufacturers, attorneys, accounts, public relations and consultants. His experience with computers and the process of manufacturing has been valuable in personally designing the Company's line of tidalwave personal computers, servers and notebooks. Prior to his position with Anderson Computers, Mr. Kline was President of Internet TV Connector Corp. (a more than 5% shareholder of the Company) from January 1996 through May 1997. At such position, he created and applied for a United States Patent for a low Internet appliance that allows users to connect to the Internet through their television sets.
He also arranged for the first prototype of this Internet
TV connector box to be manufactured. His daily responsibilities included the assisting of associates in marketing and meeting with possible clients to promote the Internet TV Connector box and to develop solutions for various applications of the Internet TV Connector Box.
From June, 1994 to December 1995, Mr. Kline was an Editor for Blue Chip Newsletter. In his capacity for the newsletter, he developed a risk free formula for buying and selling New York Stock Exchange stocks and created the only daily faxed newsletter that was sent out prior to the New York Stock Exchange market opening.
Mr. Kline attended American University in Washington, D.C. from 1989 through 1990. Thereafter, he enrolled in Montgomery College in Rockville, Maryland from 1990 through 1991. Finally, he enrolled in Broward Community College, Coconut Creek, Florida from 1994 through 1995.

2. Barbara Anderson has been the Vice President, Secretary and Director of the Company since its inception in April 1996. Since April 1996, Mrs. Anderson has been involved with Anderson Computers/Tidalwave Corp. in a support capacity to Leon Kline. In that capacity, she organized the telephone sales response team for the Company. Mrs. Anderson also assisted in the training of the telephone sales team. Furthermore, Mrs. Anderson was also responsible for development of the system that allows consumers to purchase products from Anderson Computers/Tidalwave Corp. through the use of their credit cards. Mrs. Anderson's educational experience includes a Bachelor of Arts Degree from Rosary College in 1968 and a Masters of Science Degree in Education in 1972. Mrs. Anderson's work experience has included the following: from 1968 through 1972, Teacher in Elgin Public Schools; from 1974 through 1977, Real Estate Salesperson at Keyes Company, Ft. Lauderdale, Florida; from 1977 through present, Office Manager for Dental Practice of Eric R. Anderson, D.D.S.

On May 14, 1999 Barbara Anderson tendered her resignation as Vice President, Secretary and Director of the Company effective June 1, 1999. The Company has appointed James Baker to succeed Ms. Anderson as Vice President and Secretary commencing June 1, 1999. No one will succeed Ms. Anderson as Director of the Company.
Mr. Baker is an attorney. His employment history has included positions as counsel for Statewide Lending Centers, Inc., Citizens Title Services Inc. and National Homebuyers Help Center Realty Corp. He was also counsel for Mortgage 2000 Inc./Heritage Corporation of South Florida Inc. where he was instrumental in structuring a corporate buy out of Florida's oldest privately held mortgage bank. Mr. Baker worked as counsel for S&S Ltd., an offshore commercial real estate development company; President of Baker Capital Management Inc. doing business as Market Watch, an investment management firm; Senior trust officer for Bank One Trust Co., N.A. in Columbus, Ohio; and staff attorney for Cory, Leonard, Witter and Cheney, an insurance defense law firm. Mr. Baker obtained his law degree from Western State University School of Law in 1982 and his Bachelor of Arts degree from Ohio State University in 1977.

Item 6.Executive Compensation

Summary Compensation Table

The following sets forth the compensation paid by the Company for services rendered by Officers and Directors of the Company:

Name and Principal      Year               Annual Salary (1)
Position                ------             -----------------

Leon Kline              1997 and 1998          None
President/Chief Executive
Officer/Director

Barbara Anderson        1997 and 1998          None
Vice President/Secretary
and Director

1. The Company has not entered into any employment agreements with any officer or director of the Company.
The Company does intend to enter into employment agreements with the officers of the Company upon the successful completion of agreements to purchase other companies.
Item 7.  Certain Relationships and Related Transactions
On February 2, 1998, the Company completed a Regulation D 504 Offering in which it issued 35,000 shares of common stock and 350,000 common stock purchase warrants for an aggregate offering price of $35,000. Each Warrant entitles the holder to one share of Common Stock at a price of $2.00 per common share. The expiration date for the exercise of the warrants is December 31, 1999. To date, no warrants have been exercised.

On September 29, 1998, Anderson entered into a
Representation Agreement with Wall Street Marketing Group,
Inc. ("Wall Street Marketing") Pursuant to the terms of this Agreement, Wall Street Marketing was retained to represent, assist and advise Anderson with regard to the marketing, public relations and public appearances for the Company.

On January 21, 1999, Anderson entered into an agreement for Consulting Services with Roburt A. Dumas, Jr. whereby Mr.
Dumas agreed to provide corporate finance and management services for the Company.

On March 25, 1999, Anderson entered into an agreement with Micro Doctor, Inc. ("Micro Doctor") whereby Micro Doctor agreed to exclusively sell Anderson's tidalwave computer systems along with other equipment such as software, monitors, printers and accessories.

On April 1, 1999, Anderson entered into a consulting agreement with Advantage Link, Inc. ("Advantage Link")
Pursuant to the consulting agreement, Anderson retained
Advantage Link to represent, advise, counsel and assist
Anderson in its corporate development, public relations, public appearances and marketing.

On April 7, 1999, Anderson entered into a joint venture agreement with CyberlinkCom Corp., a Virginia Corporation. Pursuant to the terms of this agreement, both parties agreed to work together in the sale of CyberlinkCom Corp. computer related products and services.

Item 8.  Legal Proceedings

The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

Item 9.  Market for Common Equity and Related Stockholder
         Matters

A. Market Information: The Company's common stock is presently traded on the NASDAQ OTC Electronic Bulletin
Board under the symbol "ACPT." The high and low sales prices for each quarter since the Company was accepted for listing on the NASDAQ OTC Electronic Bulletin Board is as follows:

Fiscal Quarter              High               Low
------------------          -----              ----
June 30, 1998               2.2500             0.8750
September 30, 1998          2.2500             0.7500
December 31, 1998           1.2500             0.2500
March 31, 1999              1.0620             0.2000

B. Holders: The number of record holders of shares of the Company's common stock as of May 14, 1999 was 337. The aggregate number of shares of the Company's common stock issued and outstanding as of May 14, 1999 was 21,710,398.
C. Dividends: The Company has not paid or declared any dividends upon its shares of common stock since its inception and, by reason of its present financial status and its contemplated financial requirements, it does not contemplate or anticipate paying any dividends upon its shares of common stock in the foreseeable future.

Item 10.  Recent Sales of Unregistered Securities.

On February 2, 1998, the Company completed a Regulation D, Rule 504 Offering in which it issued 35,000 shares of common stock and 350,000 common stock purchase warrants for an aggregate offering price of $35,000. Each Warrant entitles the holder to one share of Common Stock at a price of $2.00 per common share. The expiration date for the exercise of the warrants is December 31, 1999. To date, no warrants have been exercised.

On January 21, 1999, the Company entered into an Agreement for Consulting Services with Roburt A. Dumas, Jr. whereby Mr. Dumas agreed to provide corporate finance and management services for the Company. Pursuant to this Agreement, the Company issued 1,050,00 restricted shares from treasury to Mr. Dumas. Such shares are "restricted" in accordance with Rule 144 of the Securities Act.

On March 2, 1999, the Company agreed to issue 25,000 restricted shares from treasury to Richard I. Anslow, Esq.
for services rendered in connection with the preparation of this Form 10-SB. Such shares are restricted in accordance with Rule 144 of the Securities Act.

On March 25, 1999, the Company executed an agreement with Micro Doctor, Inc. ("Micro Doctor") whereby Micro Doctor agreed to exclusively sell the Company's tidalwave computer systems along with other equipment such as software, monitors, printers and accessories. In accordance with the terms of the Agreement, the Company issued 203,314 restricted shares to Micro Doctor for its agreement to exclusively sell the Copmpany's tidalwave computers. Such shares are "restricted" in accordance with Rule 144 of the Securities Act.

On April 7, 1999, the Company entered into a joint venture agreement with CyberlinkCom Corp., a Virginia Corporation. Pursuant to the terms of this agreement both parties agreed to work together in the sale of CyberlinkCom. Corp. computer related products and services. Pursuant to the joint venture agreement, the Company issued 25,800 restricted shares from treasury to CyberlinkCom. Corp. Such shares are "restricted" in accordance with Rule 144 of the 1933 Securities Act.

The following sets forth sales of the Company's unregistered treasury shares between March, 1999 and May 1999. Such shares are restricted for a one (1) year period from the date of purchase in accordance with Rule 144 of the Securities Act:

   2/15/99   Panfilo Pace      20,000 shares at $.25/share
   2/16/99   Michelle Folsom   21,284 shares at $.25/share
   3/25/99   John Romano       10,000 shares at $0.15/share
   3/26/99   Charles Creighton  6,667 shares at $0.15/share
   3/31/99   Santos Rivera    140,000 shares at $0.15/share
   3/31/99   James Miller       3,333 shares at $0.15/share;
   4/1/99    Antonio Santos    10,000 shares at $0.15/share;
   4/19/99   James Scarfo      10,000 shares at $0.15/share;

For each of the above transactions, the Company relied upon the exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act or Rule 504 of Regulation D.

Item 11.  Description of Securities

Authorized and Outstanding Capital Stock
The Company's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value.
As of May 14, 1999, 21,710,398 shares of common stock were issued and outstanding.

Each share of common stock entitles the holder to one (1) vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to common stockholders of the Company. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

The common stock has no preemptive rights or no subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the existing shares of the Company's common stock now issued and outstanding.

Transfer Agent

The Transfer Agent for Anderson Computers/Tidalwave Corp. is
American Stock Transfer & Trust Company, Inc.

Item 12.Indemnification of Directors and Officers

Under Florida law, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director, and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation or in a proceeding in which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his statusas such, whether or not the corporation would have the power to indemnify under Florida law.

The Company's Bylaws limit, to the maximum extent permitted by Florida law, the personal liability of directors and officerS for monetary damages for breach of their fiduciary duties as directors and officers. The Bylaws provide further that the Company shall indemnify to the fullest extent permitted by Florida law any person made a party to any action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. The Bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company to the maximum extent permitted by Florida law.

Item 13.Financial Statements

The financial statements for the Company as of March 31, 1999 and March 31, 1998 (audited) have been examined to the extent indicated in reports by Earl M. Cohen, C.P.A., P.A. independent certified public accountants. The aforementioned financial statements are included herein in response to Item 15 of this Form 10-SB.

Item 14.  Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure

The Company's accountants are Earl M. Cohen, C.P.A., P.A of Boca Raton, Florida. The Company does not presently intend to change accountants. At no time have there been any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
The Company dismissed its prior accountants, Durland & Company, Certified Public Accountants, of Palm Beach, Florida on December 31, 1998. Such accountant prepared the Company's audited financial statements for the year ended March 31, 1998 and from April 23, 1996 (inception of the Company) through March 31, 1997. Such accountant's report on the audited financial statements did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. Furthermore, the decision to change accountants was approved by the Company's Board of Directors. There were not any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Item 15.  Financial Statements and Exhibits

The following exhibits are filed with this Form 10-SB:

EXHIBIT #      EXHIBIT NAME
----------     ------------
3(i)           Articles of Incorporation of Anderson
               Computers/Tidalwave Corp.
3(ii)          First Articles of Amendment to Articles of
               Incorporation of Anderson Computers/Tidalwave
               Corp.
3(iii)         Second Articles of Amendment to Articles of
               Incorporation of Anderson Computers/Tidalwave
               Corp.
3(iv)          Third Articles of Amendment to Articles of
               Incorporation of Anderson Computers/Tidalwave
               Corp.
3(v)           By-Laws of Anderson Computers/Tidalwave Corp.
27             Financial Date Schedule

<EXHIBIT>
3(i)
                  ARTICLES OF INCORPORATION
                           OF
              ANDERSON COMPUTERS/TIDALWAVE CORP.
     The undersigned incorporator hereby forms a corporation under Chapter 607 of the laws of the State of Florida.

                       ARTICLE I.  NAME
                       ----------------

     The name of the corporation shall be:

        ANDERSON COMPUTERS/TIDALWAVE CORP.

The address of the principal office of this corporation
shall be 320 plaza Real, Suite 307, Boca Raton, Florida
33432, and the mailing address of the corporation shall be
the same.
                ARTICLE II.  NATURE OF BUSINESS
                -------------------------------

     This corporation may engage or transmit in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

                ARTICLE III. CAPITAL STOCK
                --------------------------

     The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 100,000,000 shares of common stock having no par value per share.

                 ARTICLE IV.  REGISTERED AGENT
                 -----------------------------

     The street address of the initial registered office of the corporation shall be 1201 Hays Street, Tallahassee, Florida 32301, and the name of the initial registered agent of the corporation at that address is Corporation Services
Company.

                   ARTICLE V.  TERM OF EXISTENCE
                   -----------------------------

     This corporation is to exist perpetually.

                   ARTICLE VI.  DIRECTORS
                   ----------------------

     All corporate powers shall be exercised by or under the authority of, and the business and affairs to the corporation managed under the direction of its Board of Directors, subject to any limitation set forth in these Articles of Incorporation. This corporation shall have one Director, initially. The name and address if the initial member of the Board of Directors are:

Eric Anderson      1831 Northeast 45th Street
                   Ft. Lauderdale, Florida 33208

                   ARTICLE VII.  INCORPORATOR
                   --------------------------

     The name and street address of the incorporator to these Articles of Incorporation:

                   Corporate Agents, Inc.
                   1201 Hays Street
                   Tallahassee, Florida 32301

     The undersigned incorporator has executed these Articles of Incorporation on April 23, 1996.


                            /s/ Deborah D. Skipper
                            ----------------------
                            Incorporator
                            It's Agent, Deborah D. Skipper

          ACCEPTANCE OF REGISTERED AGENT DESIGNATED
                IN ARTICLES OF INCORPORATION
                ----------------------------

     Corporation Service Company, a Delaware corporation authorized to transact business in this State, having a business office identical with the registered office of the corporation named above, and having been designated as the Registered Agent in the above and foregoing Articles, is familiar with and accepts the obligations of the position of the Registered Agent under section 607.0505, Florida
Statutes.

                    By: /s/ Deborah D. Skipper
                        ----------------------
                        It's Agent, Deborah D. Skipper
                        Authorized Service Representative
                        Corporation Service Company
<EXHIBIT>
3(ii)
                 ARTICLES OF AMENDMENT
                          TO
               ARTICLES OF INCORPORATION

Pursuant to the provisions of Chapter 607, Florida Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation.

FIRST:     The name of the corporation is:

           ANDERSON COMPUTERS/TIDALWAVE CORP.

SECOND:    The following amendment to the articles of
incorporation was adopted by the corporation:

    ARTICLE 3 IS HEREBY AMENDED AS FOLLOWS

    CAPITAL STOCK: The maximum number of shares of stock
                   that this corporation is authorized to
                   have outstanding at any one time is
                   20,000,000 shares.
                   15,000,000 are common with a par value of
                   $.001
                   5,000,000 are preferred with a par value of $.001

THIRD:     The amendment was adopted by the Board of
Directors and shareholders on the fourth day of June, 1997.
The number of voted cast by the shareholders was sufficient for approval.

Dated:   June 11, 1997

                   By: /s/ Leon Kline
                       ---------------
                       LEON KLINE
                       President/Director
<EXHIBIT>
3(iii)
                ARTICLES OF AMENDMENT
                         TO
               ARTICLES OF INCORPORATION

Pursuant to the provisions of Chapter 607, Florida Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation.

FIRST:     The name of the corporation is:

           ANDERSON COMPUTERS/TIDALWAVE CORP.

SECOND:    The following amendment to the articles of
incorporation was adopted by the corporation:

           ARTICLE 3 IS HEREBY AMENDED AS FOLLOWS:

           CAPITAL STOCK: The maximum number of shares of
                          stock that this corporation is
                          authorized to have outstanding at
                          any one time is 100,000,000 shares
                          of common stock having $.001 par
                          value per share and 5,000,000
                          shares of preferred stock having
                          .001 par value.

THIRD:     The amendment was adopted by the Board of
Directors and shareholders on the 12th day of May, 1998.
The number of voted cast by the shareholders was sufficient for approval.

Dated:   May 15, 1998

                          By: /s/ Leon Kline
                          ------------------
                              LEON KLINE
                              President/Director
<EXHIBIT>
3(iv)
                 ARTICLES OF AMENDMENT
                         TO
               ARTICLES OF INCORPORATION

Pursuant to the provisions of Chapter 607, Florida Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation.

FIRST:     The name of the corporation is:

           ANDERSON COMPUTERS/TIDALWAVE CORP.

SECOND:    The following amendment to the articles of
incorporation was adopted by the corporation:

           ARTICLE 3 IS HEREBY AMENDED AS FOLLOWS:

           CAPITAL STOCK: The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 100,000,000 shares of common stock having .001 per share.

THIRD:     The amendment was adopted by the Board of
Directors and shareholders on the 16th day of May, 1998.
The number of voted cast by the shareholder was sufficient for approval.

Dated:   May 16, 1999

                       By: /s/ Leon Kline
                           ----------------
                           LEON KLINE
                           President/Director
<EXHIBIT>
3(v)
                        BYLAWS
                           OF
             ANDERSON COMPUTERS/TIDALWAVE CORP.

ARTICLE I

SHAREHOLDERS

1. SHARE CERTIFICATES. Certificates evidencing fully-paid shares of the corporation shall set forth thereon the statements prescribed by Section 607.0625 of the Florida Business Corporation Act ("Business Corporation Act") and by any other applicable provision of law, must be signed, either manually or in facsimile, by any one of the following officers: the President, a Vice President, the Secretary, an Assistant Secretary, the Treasurer, an Assistant Secretary, or by an officer designated by the Board of Directors, and may bear the corporate seal or its facsimile. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

2. FRACTIONAL SHARES OR SCRIP. The corporation may: issue fractions of a share or pay in money the fair value of fractions of share: make arrangements, or provide reasonable opportunity, for any person entitled to or holding a fractional interest in a share to sell such fractional interest or to purchase such additional fractional interests as may be necessary to acquire a full share; and issue scrip in registered or bearer form, over the manual or facsimile signature of an officer of the corporation or its agent, entitling the holder to receive a full share upon surrendering enough scrip to equal a full share. Each certificate representing scrip must be conspicuously labeled "scrip" and must contain the information required by of
Section 607.0625 of the Business Corporation Act. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation. The holder of scrip is not entitled to any of these rights unless the scrip provides for them. The Board of Directors may authorize the issuance of scrip subject to any condition considered desirable, including (a) that the scrip will become void if not exchanged for full shares before a specified date; and (b) that the shares for which the scrip is exchangeable may be sold and the proceeds paid to the scripholders.

3. SHARE TRANSFERS. Upon compliance with any provisions restricting the transferability of shares that may be set forth in the articles of incorporation, these Bylaws, or any written agreement in respect thereof, transfers of shares of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, or with a agent or a registrar and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon, if any. Except as may be otherwise provided by law or these Bylaws, the person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the corporation shall be so expressed in the entry of transfer.

4. RECORD DATE FOR SHAREHOLDERS. For the purpose of determining shareholders entitled to notice of or to vote any meeting of shareholders to demand a special meeting, or to take any other action, the Board of Directors, of the corporation may fix a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days before the meeting or action requiring such determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days (120) days after the date fixed for the original meeting.

5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holder of record of outstanding shares when the corporation is authorized to issue only on a class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the articles of incorporation confer such rights where there are two or more classes or series of shares or upon whom the Business Corporation Act confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

6.SHAREHOLDER  MEETING.

     -TIME. The annual meeting shall be held on the date fixed from time to time by the directors. A special meeting shall be held on the date fixed from time to time by the directors except when the Business Corporation Act confers the right to call a special meeting upon the shareholders.

     -PLACE. Annual meetings and special meetings shall be held at such place in or out of the State of Florida as the directors shall from time to time fix.

     -CALL. Annual meetings may be called by the directors or the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President , or the Secretary or by an officer instructed by the directors or the President to call the meeting. Special meetings may be called in like manner.

     -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER OF
NOTICE . The corporation shall notify shareholders of the date, time, and place of each annual and special shareholders' meeting. Such notice shall be no fewer than ten or more than sixty days before the meeting date. Unless the Business Corporation Act or the articles of incorporation require otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting need not include a description of the purpose or purposes for which the meeting is called.
Notice shall be given in the manner provided in Section
607.0141 of the Business Corporation Act, by or at the direction of the President, the Secretary, or the officer or
persons calling the meeting.   Notice of a special meeting
must include a description of the purpose or purposes for which the meeting is called. Unless the Business Corporation Act or the articles of incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting. A shareholder may waive any notice required by the Business Corporation Act, the articles of incorporation, or the Bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; or waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

     -VOTING LIST FOR MEETING. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group, with the address of and number and class and series, if any of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder, for a period of ten days prior to the meeting or such sorter time as exists between the record date and the meeting and continuing through the meeting at the corporation's principal office, or at a place identified in the meeting notice in the city where the meeting will be held, or at the office, of the corporation's transfer agent or registrar. A shareholder, his agent or attorney is entitled on written demand to inspect the list subject to the requirements of Section 607.1602(3) of the Business Corporation Act, to copy the list, during regular business hours and at his expense, during the period it is available for inspection. The corporation shall make the shareholders' list available at the meeting, and any shareholder, or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

     -CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, a Vice President, if any, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of he meeting.

     -PROXY REPRESENTATION. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment from, either personally or his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for up to eleven months, unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the anointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

     -SHARES HELD BY NOMINEES. The corporation may establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the corporation as the shareholder. The extent of this recognition may be determined in the procedure.

     -QUORUM . Unless the articles of incorporation or the Business Corporation Act provides otherwise, a majority of the votes entitled to be cast on a matter by a voting a group constitutes a quorum o that voting group for action on that matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

     -VOTING. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Business Corporation Act requires a greater number of affirmative votes.

7. ACTION WITHOUT MEETING. Unless otherwise provided in the articles of incorporation action required or permitted by the provisions of the Business Corporation Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote hereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken , dated and signed by approving shareholders having the requisite number of each voting group entitled to vote thereon, and delivered to the corporation by delivery to its principal office in State of Florida, its principal place of business, the corporate Secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein, unless within sixty days of the date of the earliest dated consent delivered in the manner require by Section 607.0704 of the Business Corporation Act, written consents signed by holders of shares having the number of votes required to take action are delivered to the corporation by delivery as set forth in Section
607.0704 of the Florida Business Corporation Act. Action under thus paragraph be subject to the requirements of
Section 607.0704 of the Business Corporation Act.

                        ARTICLE II

BOARD OF DIRECTORS

1. FUNCTIONS GENERALLY - COMPENSATION. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, a Board of Directors. The Board may fix the compensation of directors.

2. QUALIFICATIONS AND NUMBER. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Florida. The initial Board of Directors shall consist of one person, which shall be the number of directors until changed. Thereafter, the number of directors shall not be less than one (1) nor more than ten
(10). The number of directors may be fixed or changed from time to time by the shareholders. The number shall never be less than one.

3. TERMS AND VACANCIES. The Terms of the initial directors of the corporation expire at the first shareholders' meeting at which directors are elected. The terms of all other directors expire at the next annual shareholders' meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term.
The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, the director continues to serve until his successor is elected and qualifies or until there is a decrease in the number of directors. Whenever a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the numbers of directors, it may be filled by the affirmative vote of a majority of the remaining directors, through less than a quorum of the Board of Directors, or by the shareholders, unless the articles of incorporation provide otherwise.

4.MEETINGS.

     -TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

     -PLACE. The Board of Directors may hold regular or special meetings in or out of the State of Florida at such place as shall be fixed by the Board.

     -CALL. No call shall be required for regular meetings for which time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice Chairman of the Board, if any, of the President, or of a unanimous decision by all of the directors in office.

     -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. Regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Written, or oral, notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice of a special meeting need not describe the purpose of the meeting. Notice of a meeting of the Board of Directors need not given to any director who signs a waiver of notice of such meeting and a waiver of any and all objection to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     -QUORUM AND ACTION. A quorum of the Board of Directors consists of a majority of the number of directors prescribed in or fixed in accordance with these Bylaws. If a quorum is present when a vote is taken, the affirmative vote of a unanmious vote of directors present is the act of the Board of Directors. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

     -CHAIRMAN OF THE MEETING. Meetings of the Board of Directors shall be presided over by the following directors in the order of seniority and if present and acting the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, or by other director chosen by the Board.

5. REMOVAL OF DIRECTORS . The shareholders may remove one or more directors with or without cause pursuant to the provisions of Section 607.0808 of the Business
Corporation Act.

6. COMMITTEES. The Board of Directors by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution or in the articles of incorporation or the Bylaws, shall have and may exercise all the authority of the Board of Directors, except such authority as may not be delegated under the Business Corporation Act. Each committee may have two or more members, who serve at the pleasure of the Board of Directors. The provisions of Sections 607.082, 607.0823, and 607.0824 of the Business Corporation Act, which govern meetings, notice and waiver of notice, and quorum and voting requirements, apply to committees and their members as well.

7. ACTION WITHOUT MEETING. Action required or permitted by the Business Corporation Act to be taken at a Board of Directors' meeting or committee meeting may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action must be evidenced by one or more written consents describing the action taken, signed by each director or committee member. Action taken under this paragraph is effective when the last director signs the consent, unless the consent specifies a different effective date.

                      ARTICLE III

OFFICERS

The corporation shall have a President, and a Secretary, and such other officers as may be deemed necessary, who may be appointed by the directors. The same individual may simultaneously hold more than one office in the corporation. A duly appointed officer may appoint one or more officers or assistant officers is authorized by the Board of Directors. Each officer of the corporation has the authority and shall perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers; provided, that the Secretary shall have the responsibility for preparation and custody of minutes of the directors' and shareholders' meetings and for authenticating records of the corporation.

The Board of Directors may remove any officer at any time with or without cause.

                         ARTICLE IV

REGISTERED OFFICE AND AGENT

The address of the initial registered office of the corporation and the name of the initial registered agent of the corporation are set forth in the original articles of incorporation.


                      SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

              ANDERSON COMPUTERS/TIDALWAVE CORP.

                   By:  /s/   Leon Kline
                        -----------------
                        Leon Kline
                        President, Chief Executive Officer
                        And Director
Dated: May 24, 1999

                    POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Richard I. Anslow as such person true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person in name, place and stead, to sign in any and all amendments (including post-effective amendments) to this Form 10-SB, in any and all capacities, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent, the full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or any of them, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Form 10-SB was sign by the following person in the capacities and on the date stated.

Signature             Title                 Date
/s/ Leon Kline        President,            May 24, 1999
                      Chief Executive
                      Officer and
                      Director

/s/ Barbara Anderson  Secretary and         May 24, 1999
                      Director
<EXHIBIT>
10            ANDERSON COMPUTERS/TIDALWAVE CORP.
             INDEX TO FINANCIAL STATEMENTS
                                                  Page
                                                  ----
Independent Auditor's Report                        1
Financial Statements:
Balance Sheets                                      2
Statements of Operations                            3
Statements of
Changes in Stockholders' Deficiency                 4
Statements of Cash Flows                            5 - 6
Notes to Financial Statements                       7 - 11

              INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Anderson Computers/Tidalwave Corp.

I have audited the accompanying balance sheet of Anderson Computers/Tidalwave Corp., as of March 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Anderson Computers/Tidalwave Corp. as of March 31, 1998 were audited by other auditors whose report dated August 18, 1998 on those statements included an explanatory paragraph that described the Company's ability to continue as a going concern, as discussed in Note 7 to the financial statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson Computers/Tidalwave Corp. as of March
31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has experienced net losses of $433,942 since inception and a working capital deficiency of $126,465 as of March 31, 1999. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 7, 1999

             ANDERSON COMPUTERS/TIDALWAVE CORP.
                    BALANCE SHEETS
                MARCH 31, 1999 AND 1998

                          ASSETS

                                              1999                  1998
CURRENT ASSETS
 Cash                                         $ 22,125             $1,050
 Notes receivable                               13,600             31,750
 Accrued interest receivable                       154                154
                                              --------             ------
Total Current Assets                            35,879             32,954
COMPUTER SOFTWARE - NET                             66                331
                                              --------             ------

TOTAL ASSETS                                  $ 35,945            $33,285
                                              --------            -------

                     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
 Accounts payable and accrued                 $ 43,378            $24,266
 Due to officer                                  7,950              7,950
 Due to related party                          111,017             17,267

      Total Current Liabilities                162,345             49,483
                                              --------             ------
STOCKHOLDERS' DEFICIENCY                      (126,400)          (16,198)
                                              ---------          --------
TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY                                   $ 35,945           $33,285
                                              --------           --------

     Read accompanying Notes to Financial Statements.
            ANDERSON COMPUTERS/TIDALWAVE CORP.
                STATEMENTS OF OPERATIONS
           YEARS ENDED MARCH 31, 1999 AND 1998

                                              1999                1998
                                              ----                ----

REVENUES
 Net sales                                    $   7,526           $32,852
 Net sales - related parties                        -              11,508
                                              ---------           -------

Total Net Sales                                   7,526            44,360
COST OF SALES                                     5,352            41,678
                                              ---------           -------
GROSS PROFIT                                      2,174             2,682
                                              ---------           -------
EXPENSES
 Consulting fees                                245,700            27,190
 Marketing and public relations                 106,650                -
 Professional fees                               15,958             8,453
 Transfer agent fees                             9,419                 -
 Office supplies and expense                     2,015              3,349
 Taxes - other                                   1,046                462
 Bank charges and credit card fees                 815              1,103
 Telephone                                         475                433
 Depreciation expense                              265                265
 Dues and subscriptions                              -                259
 Interest expense                                    -              1,846
 Organization expense                                -              3,000
                                                 -----              -----
      Total Operating Expenses                 382,343             46,360
LOSS FROM OPERATIONS                          (380,169)           (43,678)
INTEREST INCOME                                  2,250                317
                                               -------              ------
NET LOSS                                     $(377,919)          $(43,361)
                                             ----------          ---------

LOSS PER SHARE                               $    (.02)           $(0.002)
                                             ----------          ---------

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                20,393,794         20,216,153
                                            ----------         ----------

Read accompanying Notes to Financial Statements.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
      STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
            YEARS ENDED MARCH, 1999 AND 1998

                     Common Stock      Additional  Stock
                        Number of   Par     Paid-in     Subscription
                     Shares       Value    Capital      Receivable   Deficit  Total
                     ------       -----    -------      ------       -------  -----
BALANCE-MAR 31, 1997 20,040,000  $20,040  $181,960    $(201,000)  $(12,662)$(11,662)
 Repayment of stock
  subscription receivable   -          -        -           825       -         825
  Issuance of common stock
  for services          150,000      150     2,850          -         -       3,000
  Issuance of common stock
  for cash               35,000       35    34,965          -         -      35,000
  Cancellation of notes
  receivable            (40,000)     (40) (199,960)     200,000       -         -
 Net loss                   -          -        -           -      (43,361) (43,361)
                        --------     ---- ---------     --------   -------- --------
BALANCE-MAR 31, 1998 20,185,000   20,185    19,815         (175)   (56,023) (16,198)
 Issuance of common stock
 for services         1,075,000    1,075   244,650          -         -     245,725
 Issuance of common stock
 for cash               181,284      181    21,744          -         -      21,925
 Repayment of stock
 subscription receivable    -          -        -            67       -          67
 Net loss                   -          -        -           -     (377,919)(377,919)
                        --------     ---- ---------      -------- --------- --------

BALANCE-MAR 31, 1999 21,441,284  $21,441  $286,209    $    (108)$(433,942)$(126,400)
                     ----------  -------  --------    ---------  --------  --------

Read accompanying Notes to Financial Statements.

         ANDERSON COMPUTERS/TIDALWAVE CORP.
           STATEMENTS OF CASH FLOWS
        YEARS ENDED MARCH 31, 1999 AND 1998

                                          1999         1998
                                          ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                $(377,919)   $(43,361)
  Adjustments to reconcile net loss
   to net cash used in operating
   activities:
    Depreciation                                265         265
    Issuance of common stock for
     services                               245,725       3,000
    (Increase) decrease in:
     Notes receivable                        18,150     (31,750)
     Accrued interest receivable               -           (154)
    Increase (decrease) in:
     Accounts payable and accrued
      expenses                               19,112      12,466
     Sales tax payable                           -         (156)
                                           --------      -------
NET CASH USED IN OPERATING ACTIVITIES       (94,667)     (59,690)
                                           --------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Repayment of stock subscription
  receivable                                     67          825
                                           --------       ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common
  stock                                      21,925      35,000
 Increase in amount due to related
  party                                      93,750      17,267
                                           --------      ------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                 115,675      52,267
                                            --------     ---------
NET INCREASE (DECREASE) IN CASH              21,075      (6,598)

CASH AND CASH EQUIVALENTS - BEGINNING         1,050       7,648
                                            -------      --------
CASH AND CASH EQUIVALENTS - ENDING        $  22,125    $  1,050
                                            -------      --------

Read accompanying Notes to Financial Statements.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
         STATEMENTS OF CASH FLOWS (CONTINUED)
         YEARS ENDED MARCH 31, 1999 AND 1998

                                          1999       1998
                                          ----       ----

SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for services    $245,725    $3,000
                                         --------    ------

Read accompanying Notes to Financial Statements.

           ANDERSON COMPUTERS/TIDALWAVE CORP.
            NOTES TO FINANCIAL STATEMENTS
              MARCH 31, 1999 AND 1998

NOTE 1.
-------

ORGANIZATION

Anderson Computers/Tidalwave Corp. was incorporated on April 23, 1996 under the laws of the State of Florida. The company operates as a reseller of its customized "Tidalwave" brand and other non "Tidalwave" brand computer products via the Internet. The Company's headquarters is in Fort Lauderdale, Florida.

NOTE 2.
-------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Sales are recognized upon shipment to the customer.

Computer Software

Computer software is recorded at cost. Depreciation is computed on the straight line basis using an estimated useful life of three years.

Syndication Costs

Costs incurred in raising capital through the issuance of common stock is recorded as a reduction in additional paid-in capital.

Income Taxes

Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

Loss Per Share

Loss per share is computed by dividing net loss for the year by the weighted average number of shares outstanding.

           ANDERSON COMPUTERS/TIDALWAVE CORP
            NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 1999 AND  1998
NOTE 2.
-------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of this statement the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

Reclassifications

Certain amounts for 1998 have been reclassified to conform to the current presentation.

NOTE 3.
-------

COMPUTER SOFTWARE

Computer software as of March 31, 1999 and 1998 are as follows:



                                   1999        1998
                                   ----        ----
     Cost                         $ 795       $ 795
     Accumulated Depreciation      (729)       (464)
                                  ------      ------
                  Total           $  66       $ 331
                                  ------      ------

NOTE 4.
-------

INCOME TAXES

As of March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of approximately

           ANDERSON COMPUTERS/TIDALWAVE CORP.
            NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 1999 AND 1998
NOTE 4.
-------

INCOME TAXES (CONTINUED)

$434,000 expiring through March 31, 2014, available to offset future taxable income. No deferred tax assets have been recorded due to the Company having no history of profitable operations.

The Company has not yet filed its federal and state corporate income tax returns for the year ended March 31, 1998.

NOTE 5.
-------

RELATED PARTY TRANSACTIONS

Office Facilities

The Company shares office space with a company owned by a stockholder. No rent is being charged to the Company.

Notes Receivable

Notes receivable represent 12% interest bearing notes due from Internet TV Connector Corp., the majority stockholder.
The  notes are due on demand with interest payable monthly.

Due to Officer

Due to officer consists of advances made to the Company by its President. These advances are non-interest bearing and are expected to be repaid within the next twelve months.

Due to Related Party

The amount due to related party consists of company expenses paid by Internet TV Connector Corp., the majority stockholder. On May 5, 1999, agreement was made to settle $93,750 of the liability through issuance of 125,000 common shares. On May 7, 1999, agreement was made to settle the remaining balance of $17,267 through the issuance of 20,459 common shares.

             ANDERSON COMPUTERS/TIDALWAVE CORP.
               NOTES TO FINANCIAL STATEMENTS
                MARCH 31, 1999 AND 1998
NOTE 6.
-------

CAPITAL STOCK

The Company has authorized 100,000,000 common shares with a par value of $.001 per share. As of March 31, 1999 and 1998, 21,441,284 and 20,185,000 common shares were issued and outstanding, respectively.

On February 2, 1998, the Company issued a Regulation D, Rule 504 Offering Memorandum providing for the sale of 7000 units for a total consideration of $35,000. Each unit consisted of one share of common stock and fifty common stock purchase warrants. The warrants are not exercisable until July 26, 1998 and may be exercised until July 26, 1999 at an exercise price of $2.00 per share. The exercise date was extended to December 31, 1999 through a resolution of a meeting of directors and stockholders dated January 26, 1999. The effect of the assumed exercise of the warrants on loss per share for the years ended March 31, 1999 and 1998 were anti-dilutive, therefore, no diluted loss per share has been presented on the statements of operations. All units offered under the Offering Memorandum were sold.

NOTE 7.
--------

GOING CONCERN

The accompanying financial statements have been presented on the basis of the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred operating losses of $433,942 since inception and has a working capital deficit of $126,465 as of March 31, 1999.

Management is actively seeking investors for additional funds through stocksales and through increasing operating operating revenues.

            ANDERSON COMPUTERS/TIDALWAVE CORP.
               NOTES TO FINANCIAL STATEMENTS
                   MARCH 31, 1999 AND 1998
NOTE 8.
--------

SUBSEQUENT EVENTS

On April 19, 1999, the Company settled a delinquent account included in accounts payable and accrued expenses totaling
$19,566 for $9,800.

On March 25, 1999, the Company entered into an agreement with a company to sell its "Tidalwave" brand computers.
As consideration for entering into this agreement, the Company issued 203,314 common shares on April 12, 1999.
Also, as part of this agreement, the Company will receive a license fee based upon a percentage of the net profits of each "Tidalwave" computer sold, and a 10% fee on non "Tidalwave" computer products sold.

On April 6, 1999, the company entered into an agreement whereby 25,800 common shares were issued in settlement of past due website development and maintenance services of $6,900
(included in accounts payable and accrued expenses) and for future services totaling $6,000. Also, as part of this agreement the Company will receive, for referrals made by the Company, a referral fee.

During April 1999, 40,000 common shares were issued for a total consideration of $6,000.

EXHIBIT 27 FINANCIAL DATA SCHEDULE

ANDERSON COMPUTERS\TIDALWAVE CORP.
Exhibit 27 - FINANCIAL DATA SCHEDULE
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION
EXTRACTED FROM THE MARCH 31, 1999 BALANCE SHEET
AND THE STATEMENTS OF OPERATIONS FOR FISCAL YEAR
ENDED MARCH 31, 1999 AND IS QUALIFIED IN ITS
ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

[PERIOD-TYPE]                              12-MOS
[FISCAL-YEAR-END]                          MAR-31-1999
[PERIOD-END]                               MAR-31-1999
[CASH]                                          22,125
[SECURITIES]                                         0
[RECEIVABLES]                                   13,754
[ALLOWANCES]                                         0
[INVENTORY]                                          0
[CURRENT-ASSETS]                                35,879
[PP&E]                                             795
[DEPRECIATION]                                     729
[TOTAL-ASSETS]                                  35,945
[CURRENT-LIABILITIES]                          162,345
[BONDS]                                              0
[COMMON]                                        21,441
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[OTHER-SE]                                    <147,841>
[TOTAL-LIABILITY-AND-EQUITY]                    35,945
[SALES]                                          7,526
[TOTAL-REVENUES]                                 7,526
[CGS]                                            5,352
[TOTAL-COSTS]                                  382,343
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                   0
[INCOME-PRETAX]                               <377,919>
[INCOME-TAX]                                  <377,919>
[INCOME-CONTINUING]                           <377,919>
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]
